Mail Stop 4561

October 19, 2007

David C. Scott
President and Chief Executive Officer
3Par Inc.
4209 Technology Drive
Fremont, California 94538

> **Re:** **3Par Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on September 26, 2007**
> **File No. 333-145437**

Dear Mr. Scott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

General

1.   We are in receipt of your request for confidential treatment of certain portions of Exhibits 10.18 and 10.19 to the registration statement. We will convey comments to you on that request under separate cover.

2.   Please update your financial statements pursuant to Rule 3-12(g) of Regulation S-X as necessary.

Prospectus Summary, page 1

3.   We have reviewed the materials you provided in response to comment 2 of our letter dated September 17, 2007. In your response, you assert that you are the leading provider of utility storage products and services, because you are the sole provider of these products and services. Elsewhere in the prospectus, however, you describe your competitive market as the market for storage products and services generally. Please tell us whether you consider yourself to be a leading

provider in the conventional storage segment. Please also consider whether statements regarding your market position should be placed in that context.

Management's Discussion and Analysis, page 33

4.   Please refer to prior comment 13 of our letter dated September 17, 2007. Supplementally advise as to the nature of your relationship with the customer that comprised 25% of your revenue in the first quarter of fiscal 2008.

Critical Accounting Policies and Estimates, page 37

Stock-Based Compensation, page 39

5.   Please refer to our comment 17 of our letter dated September 17, 2007. While we note in your response that you have disclosed the various assumptions used under the Black-Scholes option pricing model to value all options granted since the adoption of SFAS 123(R), the intent of our previous comment was to disclose the factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock used in valuing the options granted. As a result, please revise your disclosure to discuss the factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock. In this regard, clarify whether you believe that you adequately applied the guidance in the AICPA's Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the Practice Aid) to all of your valuations in determining the fair value of your common stock and if so, please explain how the valuations for each stock option grant was consistent with the guidance in the Practice Aid. For example, for each valuation you should include a discussion of the specific approaches used (i.e. income, market comparable and prior sales) in valuing your common stock including any changes in assumptions as well as how each approach was weighted and selected in determining the fair value of your common stock.

6.   In addition, when your IPO price range is disclosed, revise to disclose the significant factors contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant. This discussion should describe significant intervening events within the company, similar to your response (i.e. your quarterly growth in revenues and other driving factors), to better support the significant increase in the valuation of the Company's common stock from October 2006 to January 2007 (29% increase), January 2007 to April 2007 (28% increase) and April 2007 to July 2007 (25% increase).

Results of Operations, page 42

7.   We note your response to comment 18 of our letter dated September 17, 2007 and your discussion that all material changes within cost of revenue for all periods presented have been discussed in the "Gross Margin" subsections of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the registration statement. The discussion of results of operations should cover material changes for individual line items in the results of operations for all periods presented. We believe that your discussion regarding gross margin is vague with respect to addressing the fluctuations within cost of revenues. If you continue to provide a discussion of the changes in gross margin as opposed to a discussion of the changes in cost of revenue, we believe you should revise your disclosure to provide quantification for each source that contributed to a material change. For example, you should quantify the difference in margins by discussing the amount of revenue earned associated with larger systems as well as what is considered a "large system." Additionally, you should explain how you were able to realize manufacturing economies of scale that resulted in the increase in gross margins for each period presented. Refer to Section III. D of SEC Release 33-6835.

Business, page 56

Government Entities, page 66

8.   We note your response to comment 5 of our letter dated September 17, 2007. Please quantify the portion of your business that is subject to renegotiation or termination as described.

Compensation Discussion and Analysis, page 77

9.   We note your response to comment 25 of our letter dated September 17, 2007. Your supplemental discussion regarding how disclosure of specific targets will result in competitive harm for purposes of Instruction 4 to Item 402(b) of Regulation S-K is conclusory. As a related matter, we do not believe that you responded to comment 30 of the same letter. Please revise or advise.

Competitive Market Review for Fiscal 2007 and Fiscal 2008, page 78

10.   We note your response to comment 28 of our letter dated September 17, 2007. Please be advised that we are still considering the issue.

Certain Relationships and Related Party Transactions, page 100

11.   We note your response to comment 37 of our letter dated September 17, 2007.
        Please tell us why you have not provided, in the footnotes to the table on page
        100, the approximate dollar amount of the related person's pecuniary interest.
        See Item 404(a)(4) of Regulation S-K.

Underwriting, page 115

12.   We note your response to comment 45 of our letter dated September 17, 2007.
        Regulation S-K requires registrants to briefly describe the indemnification
        provisions of the underwriting agreement, in addition to filing the underwriting
        agreement as an exhibit to the registration statement. See Items 508(g) and
        Item 601(b)(1) of Regulation S-K. Please tell us your analysis as to why
        Item 508(g) is inapplicable in this circumstance.

13.   We note your response to comment 47 of our letter dated September 17, 2007. If
        you refer to the pricing of unsold allotments or securities held in discretionary
        accounts after completion of the distribution, rather than activities in connection
        with the distribution, please state that in your disclosure.

14.   We note your response to comment 48 of our letter dated September 17, 2007 and
        your citation to the Current Issues and Rulemaking Projects dated November 14,
        2000. Please tell us why you have not included the following language in your
        disclosure: "the underwriters' purchases to cover the syndicate short sales may
        have the effect of raising … the market price of the [issuer's] stock…."

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

15.   We note your response to comment 53 of our letter dated September 17, 2007,
        where you concluded that the provisions of paragraphs 59 and 61 of SOP 97-2
        were not applicable since the telephone support related to your software is limited
        to non-conformance with product specifications. Clarify what you mean by "non-
        conformance with product specifications." In this regard, clarify whether you
        have provided any support to your customers related to technical questions or user
        problems with your software. Given that you provide telephone support for
        software products, we believe that this guidance is applicable.

16.   Please refer to comment 54 of our letter dated September 17, 2007. We reissue
        part of our previous comment to provide us with the range of typical renewal rates

(i.e. the percentage of the PCS renewal rate in comparison to the total license fee) that are stated in your contracts. Additionally, for existing customers, clarify whether you amended previous customer contracts to include stated PCS renewal rates or whether you offered existing customers PCS on a standalone basis for a separate fee.

17.   We note in your response to comment 55 of our letter dated September 17, 2007 that there are some agreements where the initial PCS term is between two and five years. We also note in your discussion within Management's Discussion and Analysis of Financial Condition and Results of Operations on page 35 that your deferred revenue balance includes both product and support revenue when VSOE of fair value of product support did and did not exist. Revise to disclose the timing of revenue recognition by type of deferred revenue to allow readers to better understand the nature of these balances and the timing of recognition for the long-term portion.

18.   We note on page 62 that you provide a number of optional software applications. Please clarify whether your software licenses related to these optional software applications are perpetual or term-based licenses that can be purchased after the initial purchase of your product.

Note 10. Share Based Payments, page F-27

19.   We note your response to comment 60 of our letter dated September 17, 2007 and have reviewed the supplemental data provided for our request of stock option grant data. Please confirm that there were no option grants during the months of August 2007 and September 2007. In addition, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

David C. Scott
3 Par Inc.
October 19, 2007
Page 6

You may contact Melissa Feider at (202) 551-3379 or Patrick M. Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503. If you thereafter require additional assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (650) 493-6811
        Robert P. Latta, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.